                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-83491

                          PROSPECTUS SUPPLEMENT DATED
                         OCTOBER 14, 1999 TO PROSPECTUS
                              DATED JULY 22, 1999

   On October 12, 1999, TIBCO Software Inc. filed a quarterly report on Form 10-Q for the quarter ended August 27, 1999. This prospectus supplement is being filed to incorporate into the prospectus dated July 22, 1999 the financial information contained in TIBCO Software's quarterly report on 10-Q.

                         PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                              TIBCO SOFTWARE INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                                           August   November 30,
                                                          31, 1999      1998
                                                          --------  ------------
                                                               (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.............................. $ 16,344    $    547
  Deposits held by Reuters...............................       --      15,423
  Short-term investments.................................  110,326          --
  Accounts receivable, net of allowances.................   23,426      13,234
  Due from related parties...............................    2,799       1,829
  Other current assets...................................    2,743       1,853
                                                          --------    --------
    Total current assets.................................  155,638      32,886
Property and equipment, net..............................    9,893       3,171
Other assets.............................................      797         232
                                                          --------    --------
                                                          $166,328    $ 36,289
                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................... $  5,535    $  3,190
  Accrued liabilities....................................   14,157       7,834
  Deferred revenue.......................................    5,972       3,561
                                                          --------    --------
    Total current liabilities............................   25,664      14,585
                                                          --------    --------

Stockholders' equity:
  Convertible Preferred Stock............................       --          27
  Common Stock...........................................       60          22
  Additional paid in capital.............................  181,053      46,499
  Unearned compensation..................................   (9,881)     (7,230)
  Accumulated other comprehensive loss...................      (66)         --
  Accumulated deficit....................................  (30,502)    (17,614)
                                                          --------    --------
    Total stockholders' equity...........................  140,664      21,704
                                                          --------    --------
                                                          $166,328    $ 36,289
                                                          ========    ========


   See accompanying notes to the condensed consolidated financial statements.

                              TIBCO SOFTWARE INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                           Three Months
                                               Ended        Nine Months Ended
                                            August 31,         August 31,
                                          ----------------  ------------------
                                           1999     1998      1999      1998
                                          -------  -------  --------  --------
                                                     (unaudited)
License revenue:
  Non-related parties.................... $ 8,239  $ 2,853  $ 22,906  $  8,995
  Related parties........................   4,917      493    12,308     2,205
                                          -------  -------  --------  --------
    Total license revenue................  13,156    3,346    35,214    11,200
                                          -------  -------  --------  --------

Service and maintenance revenue:
  Non-related parties....................  10,238    6,900    25,567    21,834
  Related parties........................     642      626     2,326     2,692
                                          -------  -------  --------  --------
    Total service and maintenance
     revenue.............................  10,880    7,526    27,893    24,526
                                          -------  -------  --------  --------
    Total revenue........................  24,036   10,872    63,107    35,726

Cost of revenue..........................   9,738    6,537    25,978    19,719
                                          -------  -------  --------  --------
Gross profit.............................  14,298    4,335    37,129    16,007
                                          -------  -------  --------  --------

Operating expenses:
  Research and development...............   7,032    4,050    18,943    10,107
  Sales and marketing....................   8,093    3,994    21,022    10,416
  General and administrative.............   1,756      958     5,291     2,592
  Stock compensation.....................   2,021    1,465     5,429     3,535
                                          -------  -------  --------  --------
    Total operating expenses.............  18,902   10,467    50,685    26,650
                                          -------  -------  --------  --------

Loss from operations.....................  (4,604)  (6,132)  (13,556)  (10,643)
Other income, net........................     675      315       668       885
                                          -------  -------  --------  --------
Net loss................................. $(3,929) $(5,817) $(12,888) $ (9,758)
                                          =======  =======  ========  ========

Net loss per share:
  Basic and diluted...................... $ (0.10) $ (0.29) $  (0.49) $  (0.50)
                                          =======  =======  ========  ========
  Weighted average shares................  37,857   20,129    26,511    19,653
                                          =======  =======  ========  ========



   See accompanying notes to the condensed consolidated financial statements.

                              TIBCO SOFTWARE INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                          Nine Months Ended
                                                              August 31,
                                                          -------------------
                                                            1999       1998
                                                          ---------  --------
                                                             (unaudited)
Cash flows from operating activities:
Net loss................................................. $ (12,888) $ (9,758)
Adjustments to reconcile net loss to net cash used for
 operating activities:
  Depreciation and amortization..........................     1,343       720
  Amortization of unearned compensation..................     5,429     3,535
  Changes in assets and liabilities:
    Accounts receivable..................................   (10,192)   (1,510)
    Due from related parties.............................      (970)    2,380
    Other assets.........................................    (1,463)      254
    Accounts payable.....................................     2,345      (461)
    Accrued liabilities..................................     6,323       (50)
    Deferred revenue.....................................     2,411      (551)
                                                          ---------  --------
      Net cash used for operating activities.............    (7,662)   (5,441)
                                                          ---------  --------
Cash flows from investing activities:
  Deposits held by Reuters...............................    15,423   (10,911)
  Purchases of investments...............................  (110,384)       --
  Purchases of property and equipment....................    (8,065)   (1,640)
                                                          ---------  --------
      Net cash used for investing activities.............  (103,026)  (12,551)
                                                          ---------  --------
Cash flows from financing activities--
  Proceeds from issuance of capital stock................   126,485    12,367
                                                          ---------  --------
Net change in cash and cash equivalents..................    15,797    (5,625)
Cash and cash equivalents at beginning of period.........       547     8,059
                                                          ---------  --------
Cash and cash equivalents at end of period............... $  16,344  $  2,434
                                                          =========  ========



   See accompanying notes to the condensed consolidated financial statements.

                              TIBCO SOFTWARE INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

1. Basis of Presentation

   The accompanying unaudited financial statements have been prepared by TIBCO Software Inc. (the "Company") in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company, and its results of operations and cash flows. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal year ended November 30, 1998, the eleven months ended November 30, 1997 and the year ended December 31, 1996, included in the Company's Registration Statement on Form S-1.

   The Company's fiscal year ends on November 30th and its quarters end on the last Friday of February, May and August. For ease of readership throughout this report, the Company has indicated its interim fiscal periods as having ended on the last day of the month in which such period actually ended.

   The results of operations for the three months and nine months ended August 31, 1999 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending November 30, 1999.

   In June 1999, the Company's Board of Directors approved a one for two reverse stock split of the Company's outstanding shares which became effective on July 13, 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

2.  Initial Public Offering

   On July 13, 1999, the Company completed an initial public offering, which consisted of approximately 9,162,000 shares of Common Stock (including 1,095,000 shares purchased by the underwriters over-allotment option, 500,000 sold directly to Sun Microsystems, and 266,667 shares sold directly to Yahoo! Inc.) at $15.00 per share. Net proceeds aggregated approximately $123.6 million.

   Upon closing of the initial public offering, all of the Company's Convertible Preferred Stock converted to Common Stock. After the offering, the Company's authorized capital consisted of 300,000,000 shares of Common Stock, of which 60,360,563 shares were outstanding at August 31, 1999 and 25,000,000 shares of Preferred Stock, none of which were outstanding at August 31, 1999.

3. Cash, Cash Equivalents and Investments

   The Company considers all highly liquid investment securities with original maturities of three months or less to be cash equivalents. Short-term investments consist primarily of highly liquid debt securities.

   Management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Unrealized gains and losses were not material for all periods presented. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income.

4. Comprehensive Net Loss

   Comprehensive loss is comprised of net loss, foreign currency translation gains or losses and unrealized gains or losses on available-for-sale marketable securities. The Company's unrealized gains and losses on available for sale marketable securities and foreign currency translation gains or losses have been insignificant for all periods presented.

5. Revenue Recognition

   License revenue consists principally of revenue earned under software license agreements and is generally recognized when the software has been shipped, there are no significant obligations remaining, and collection is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by Statement of Position ("SOP") 98-9. Any maintenance included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future software and maintenance, is deferred and recognized ratably over the term of the subscription period. Software royalties and product fees earned through our distribution and reseller partners are generally recognized when the partner sells through to its customer.

   Service revenue consists primarily of revenue received for performing product development, implementation of system solutions, on-site support, consulting and training. Service revenue is generally recognized as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

   Maintenance revenue consists of fees for providing software updates and technical support for software products (post-contract support or "PCS"). Maintenance revenue is recognized ratably over the term of the agreement.

   Payments received in advance of services performed are recorded as deferred revenue. Allowances for estimated future returns and discounts are provided for upon recognition of revenue.

6. Net Loss per Share

   Basic net loss per share is computed using the weighted average number of shares of Common Stock. Diluted net loss per share is computed using the weighted average number of shares of Common Stock and common equivalent shares outstanding during the period if their effect is dilutive. Common equivalent shares consist of Common Stock subject to repurchase and incremental shares of Common Stock issuable upon the exercise of stock options (using the treasury stock method) and upon the conversion of Convertible Preferred Stock.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                           Three Months
                                               Ended          Nine Months
                                            August 31,      Ended August 31,
                                          ----------------  -----------------
                                           1999     1998      1999     1998
                                          -------  -------  --------  -------
                                                    (unaudited)
Net loss................................. $(3,929) $(5,817) $(12,888) $(9,758)
                                          =======  =======  ========  =======
Basic and diluted:
  Weighted average shares outstanding....  39,928   21,980    28,565   21,313
  Weighted average shares subject to
   repurchase............................  (2,071)  (1,851)   (2,054)  (1,660)
                                          -------  -------  --------  -------
Weighted average shares used to compute
 basic and diluted net loss per share....  37,857   20,129    26,511   19,653
                                          =======  =======  ========  =======
Net loss per share--basic and diluted.... $ (0.10) $ (0.29) $  (0.49) $ (0.50)
                                          =======  =======  ========  =======

   The following table sets forth potential common equivalent shares that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                   Three Months   Nine Months
                                                       Ended         Ended
                                                    August 31,    August 31,
                                                   ------------- -------------
                                                    1999   1998   1999   1998
                                                   ------ ------ ------ ------
                                                           (unaudited)
Weighted average effect of potential common
 equivalent shares:
  Series A Preferred Stock........................ 11,429 20,000 17,143 20,000
  Series B Preferred Stock........................  2,494  4,365  3,741  4,365
  Series C Preferred Stock........................  1,635  2,861  2,453  2,526
  Common Stock subject to repurchase..............  2,071  1,851  2,054  1,660
  Stock options...................................  8,855  5,359  7,831  3,767
                                                   ------ ------ ------ ------
                                                   26,484 34,436 33,222 32,318
                                                   ====== ====== ====== ======

7. Related Party Transactions

   The Company has transactions with Cisco Systems, Inc., a principal stockholder of the Company, and with Reuters Group PLC, including its wholly-owned subsidiaries (collectively, "Reuters"), a majority stockholder of the Company. In addition to the related party information disclosed in the financial statements, the Company purchased $4.9 million in fixed assets, incurred $0.5 million for administrative services and incurred $0.4 million for fixed asset and building rental from Reuters during the third quarter of fiscal 1999.

8. Subsequent Event

   In September 1999, the Company agreed to acquire InConcert, Inc., a subsidiary of Xerox Corporation and a developer of business integration solutions for telecommunication companies, in a $34 million cash transaction. Completion of the acquisition is subject to customary regulatory review. The Company expects to close the transaction during the fourth quarter of fiscal 1999 and to account for the acquisition using the purchase method of accounting.

   The Company will evaluate the allocation of the purchase price to the net assets acquired, which may include in-process technology that will be written-off in the period acquired and goodwill and other intangibles that will be amortized over their period of benefit. The allocation of the Company's aggregate purchase price to the tangible and identifiable intangible net assets acquired will be based on independent appraisals and estimates of fair values.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors which could cause actual results to differ materially include those set forth in the following discussion, and, in particular, the risks discussed below under the subheading "Additional Risk Factors that Could Affect Operating Results and Market Price of Stock." Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements.

Overview

   TIBCO Software Inc. ("TIBCO Software" or the "Company") develops and markets a suite of software products that enables businesses to link internal operations, business partners and customer channels in real-time. Our TIB/ActiveEnterprise product suite facilitates the distribution of information and integration of business processes by connecting applications to a network through a technology called The Information Bus or the TIB. We are the successor to a portion of the business of Teknekron Software Systems, Inc. ("Teknekron"). Teknekron developed software for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. In 1992, Teknekron expanded its development efforts to include solutions designed to enable complex and disparate manufacturing equipment and software applications--primarily in the semiconductor fabrication market--to communicate within the factory environment. Teknekron was acquired by Reuters, the global news and information group, in 1994. Following the acquisition, continued development of the TIB technology was undertaken to expand its use in the financial services markets. In January 1997, our company, TIBCO Software, was established as an entity separate from Teknekron.

   We were formed to create and market software solutions for use in the integration of business information, processes and applications in diverse markets and industries outside the financial services sector.

   During fiscal 1998, we expanded our product development activities and continued to invest in creating a product marketing organization, engaging in advertising programs to build our corporate brand identity, building our domestic and international direct sales force and creating a general and administrative infrastructure. During the second half of fiscal 1998, we began initial shipments of our TIB/ActiveEnterprise products, to companies such as PageNet, Philips Medical, Compaq and 3Com. We also formally introduced our TIBCO.net product and service offering for creating and managing e-business activities, and generated revenue from Yahoo! and Netscape for enabling their stock quotation services. We intend to continue to fund the development of additional TIB/ActiveEnterprise products and to increase our sales and marketing activities at least through the end of fiscal 2000.

   Our revenue today consists primarily of license and product fees from our customers and distributors, including Reuters pursuant to our license agreement with them, both of which are primarily attributable to sales of our TIB/ActiveEnterprise product suite. In addition, we receive fees from our customers for providing project integration services. We also receive revenue from our TIBCO.net customers. Revenue from these customers is a combination of fixed service charges, a percentage of the advertising fees generated from their TIBCO.net-enabled web pages and a charge for each user visit to these web pages. We also receive a limited amount of revenues from our strategic relationships with hardware vendors and systems integrators.

   We recognize revenue from software license fees upon shipment of our software products to our customers as long as we have no significant obligations remaining and we believe that collection of the resulting receivable is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by Statement of Position ("SOP") 98-9. Any maintenance included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future software and maintenance, is deferred and recognized ratably over the term of the subscription period. Software royalties and product fees earned through our distribution and reseller partners are generally recognized when the partner sells the software through to its customer.

   Service revenue is generally recognized as the services are performed or on the percentage-of-completion method. Revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

   Maintenance revenue consists of fees for providing software updates and technical support for software products (post-contract support or "PCS"). Maintenance revenue is recognized ratably over the term of the agreement.

   Payments received in advance of services performed are recorded as deferred revenue. Allowances for estimated future returns and discounts are provided for upon recognition of revenue.

   Our distributors generally pay us negotiated royalties on their sales of our products. Reuters distributes our products to customers in the financial services market segment. Through December 2001, Reuters must pay us product fees based on a percentage of the revenue it derives from the sale of licenses and maintenance for our products. Under our license agreement with Reuters, this includes minimum guaranteed product fees of $16 million payable in calendar 1999, with $7.1 million payable in the remainder of calendar 1999, $18 million payable in calendar 2000 and $20 million payable in calendar 2001. We will recognize revenue in the amount of these guaranteed product fees ratably over the contractual period. In any period where actual product fees exceed the minimum guaranteed product fees for the year, the difference between the actual product fees and minimum guaranteed product fees will be recognized as revenue.

Results of Operations

   The following table sets forth our results of operations expressed as percentages of revenue:

                                           Three Months        Nine Months
                                               Ended              Ended
                                            August 31,         August 31,
                                           ----------------    --------------
                                            1999      1998     1999     1998
                                           ------    ------    -----    -----
Revenue:
  License.................................     55 %      31 %     56 %     31 %
  Service and maintenance.................     45        69       44       69
                                           ------    ------    -----    -----
    Total revenue.........................    100       100      100      100
Cost of revenue...........................     41        60       41       55
                                           ------    ------    -----    -----
Gross profit..............................     59        40       59       45
                                           ------    ------    -----    -----
Operating expenses:
  Research and development................     29        37       30       28
  Sales and marketing.....................     34        37       33       29
  General and administrative..............      7         9        8        7
  Stock and other compensation............      8        14        9       11
                                           ------    ------    -----    -----
    Total operating expenses..............     78        97       80       75
                                           ------    ------    -----    -----
Loss from operations......................    (19)      (57)     (21)     (30)
Other income, net.........................      3         3        1        3
                                           ------    ------    -----    -----
Net loss..................................    (16)%     (54)%    (20)%    (27)%
                                           ======    ======    =====    =====

   Total Revenue. Total revenue increased by $13.1 million, or 121%, from $10.9 million in the third quarter of fiscal 1998 to $24.0 million in the third quarter of fiscal 1999. In the third quarter of fiscal 1998, Cedel Global Services accounted for 21% of total revenue. In the third quarter of fiscal 1998, revenue from Reuters accounted for 10% of our total revenue, while in the corresponding period of fiscal 1999, revenue from Reuters accounted for 24% of our total revenue. Total revenue increased by $27.4 million, or 77%, from $35.7 million in the first nine months of fiscal 1998 to $63.1 million in the first nine months of fiscal 1999. In the first nine months of fiscal 1998, NEC Electronics and Cedel Global Services accounted for 10% and 18% of total revenue, while in the corresponding period of 1999 Cedel Global Services accounted for 10% of total revenue. In the first nine months of fiscal 1998, revenue from Reuters accounted for 14% of our total revenue, while in the corresponding period of fiscal 1999, revenue from Reuters accounted for 20% of our total revenue. In fiscal 1998, revenue from Reuters consisted primarily of maintenance and consulting fees for services we performed for Reuters, while in fiscal 1999, revenue from Reuters consisted primarily of product fees from Reuters, on its sales of our products. Beginning in April 1999, under our license agreement with Reuters, minimum guaranteed product fees from Reuters will be approximately $1.8 million per month for the remainder of calendar 1999.

   License Revenue. License revenue increased by $9.9 million, or 293%, from $3.3 million or 31% of total revenue in the third quarter of fiscal 1998 to $13.2 million or 55% of total revenue in the third quarter of fiscal 1999. License revenue increased by $24.0 million, or 214%, from $11.2 million or 31% of total revenue in the first nine months of fiscal 1998 to $35.2 million or 56% of total revenue in the first nine months of fiscal 1999. This increase was due primarily to increased sales of our TIB/ActiveEnterprise products, which were introduced during the second half of fiscal 1998. The growth in license revenue as a percentage of total revenue reflects our strategy of pursuing a license-driven business model. We believe that license revenue will continue to grow moderately as a percentage of total revenue for the remainder of fiscal 1999.

   Service and Maintenance. Total service and maintenance revenue increased $3.4 million or 45%, from $7.5 million or 69% of total revenue for the third quarter of fiscal 1998 to $10.9 million, or 45% of total revenue for the third quarter of fiscal 1999. Total service and maintenance revenue increased $3.4 million or 14%, from $24.5 million or 69% of total revenue for the first nine months of fiscal 1998 to $27.9 million, or 44% of total revenue in the first nine months of fiscal 1999.

   Cost of Revenue. Cost of revenue consists primarily of salaries and third-party contractor and associated expenses primarily related to providing project implementation services and, to a lesser extent, the cost of providing maintenance and customer support services. The majority of our cost of revenue is directly related to our service revenue. Cost of revenue increased by $3.2 million, or 49%, from $6.5 million or 60% of total revenue in the third quarter of fiscal 1998 to $9.7 million or 41% of total revenue in the third quarter of fiscal 1999. Cost of revenue increased by $6.3 million, or 32%, from $19.7 million or 55% of total revenue in the first nine months of fiscal 1998 to $26.0 million or 41% of total revenue in the first nine months of fiscal 1999, primarily as a result of using third-party contractors to support our contract with Cedel Global Services and hiring additional technical staff to support our growing installed base of customers. The decrease in cost of revenue as a percentage of total revenue was due primarily to the increase in license revenue as a percentage of total revenue.

   Research and Development Expenses. Research and development expenses consist primarily of personnel and related costs associated with the development of our TIB/ActiveEnterprise product suite. Research and development expenses increased by $3.0 million, or 74%, from $4.0 million or 37% of total revenue in the third quarter of fiscal 1998 to $7.0 million or 29% of total revenue in the third quarter of fiscal 1999. Research and development expenses increased by $8.8 million, or 87%, from $10.1 million or 28% of total revenue in the first nine months of fiscal 1998 to $18.9 million or 30% of total revenue in the first nine months of fiscal 1999. This increase was due primarily to increases in our development staff as we continued to expand the TIB/ActiveEnterprise product suite as well as upgrading the performance of existing products. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect that spending on research and development will continue to increase moderately in absolute dollars but remain relatively stable as a percentage of total revenue for the remainder of fiscal 1999.

   Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and marketing programs, including advertising, trade shows, promotional materials and customer conferences. Sales and marketing expenses increased by $4.1 million, or 103%, from $4.0 million or 37% of total revenue for the third quarter of fiscal 1998 to $8.1 million or 34% of total revenue in the third quarter of fiscal 1999. Sales and marketing expenses increased by $10.6 million, or 102%, from $10.4 million or 29% of total revenue in the first nine months of fiscal 1998 to $21.0 million or 33% of total revenue in the first nine months of fiscal 1999. This increase resulted primarily from the expansion of our domestic and international direct sales force devoted to selling our expanding suite of TIB/ActiveEnterprise products initially released in the second half of fiscal 1998. We intend to continue to increase staff in our direct sales organization and develop product marketing and branding campaigns and, accordingly, expect that sales and marketing expenditures will continue to increase substantially in absolute dollars and will increase moderately as a percentage of total revenue over the remainder of fiscal 1999.

   General and Administrative Expenses. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, finance, accounting, human resources and information systems. General and administrative expenses increased by $0.8 million, or 83%, from $1.0 million in the third quarter of fiscal 1998 to $1.8 million in the third quarter of fiscal 1999. General and administrative expenses increased by $2.7 million, or 104%, from $2.6 million in the first nine months of fiscal 1998 to $5.3 million in the first nine months of fiscal 1999, primarily as a result of increased staffing and associated operational costs related to building our general and administrative infrastructure. We believe that general and administrative expenses will increase moderately in absolute dollars and increase slightly as a percentage of total revenue for the remainder of fiscal 1999 as we expand our infrastructure to support a larger, more global organization and continue our transition to operating as a stand-alone entity.

   Stock and Other Compensation. In connection with the grant of stock options to employees and non-employee directors during fiscal 1997 and 1998 and the first nine months of fiscal 1999, we recorded unearned compensation of $23.5 million, representing the difference between the deemed fair value of our Common Stock at the date of grant and the exercise price of such options. Such an amount, net of amortization, is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable option. As a result, we expect to amortize $1.4 million, $4.1 million, $2.4 million, $1.3 million, $0.5 million and $0.2 million of deferred compensation in the fourth quarter of fiscal 1999, and in 2000, 2001, 2002, 2003 and 2004, respectively. Stock and other compensation increased from $3.5 million in the first nine months of fiscal 1998 to $5.4 million in the first nine months of fiscal 1999 due primarily to the grant of stock options to new employees. In addition, the compensation expense related to options granted to consultants is revalued at each period end using the Black-Scholes option pricing model. As a result, fluctuations in our stock price will result in fluctuations in the corresponding option valuation, thereby increasing or decreasing the compensation expense for the period.

   Other Income, Net. Other income, net includes interest and other miscellaneous income and expense items. Other income, net decreased from $885,000 in the first nine months of fiscal 1998 to $668,000 in the first nine months of fiscal 1999. This decrease was due primarily to a lower average investment balance, a loss on the disposal of fixed assets and a foreign currency translation loss related to our foreign sales offices.

Liquidity and Capital Resources

   Prior to our initial public offering, we funded our operations primarily through the sale of our capital stock. On July 13, 1999, we completed an initial public offering, which consisted of 9,161,667 shares of our common stock (including 1,095,000 shares purchased by the underwriters pursuant to their over-allotment option, 500,000 shares sold directly to Sun Microsystems, and 266,667 shares sold directly to Yahoo! Inc.) at $15.00 per share. Net proceeds aggregated approximately $123.6 million (net of underwriters' commission and offering expenses of $13.8 million).

   Net cash used for operating activities in the nine months ended August 31, 1998 was $5.4 million, resulting primarily from our net loss. Net cash used for operating activities in the nine months ended

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

August 31, 1999 was $7.7 million, primarily reflecting the net loss reported for the period as well as an increase in accounts receivable.

   Net cash used in investing activities in the nine months ended August 31, 1998 was $12.6 million. Net cash used in investing activities in this period was related primarily to the purchase of property and equipment, principally desktop and network hardware and software. Net cash used for investing activities for the nine months ended August 31, 1999 was $103 million, primarily related to the purchase of short-term investments and to a lesser extent purchase of property and equipment. The increase in purchases of property and equipment relates primarily to the purchase of $4.9 million of equipment and leasehold improvements from Reuters.

   Net cash provided by financing activities in the nine months ended August 31, 1998 and the nine months ended August 31, 1999 was $12.4 and $126.5 million, respectively. Cash provided by financing activities was the result of net proceeds from the sale of our capital stock.

   During the remainder of fiscal 1999, we anticipate capital expenditures of approximately $1.5 million. Our capital expenditures may increase in the future consistent with our anticipated growth in operations, infrastructure and personnel.

   We anticipate continued growth in our operating expenses for the foreseeable future, particularly in sales and marketing expenses and, to a lesser extent, research and development and general and administrative expenses. As a result, we expect our operating expenses and capital expenditures to constitute the primary use of our cash resources. In addition, we may require cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from our initial public offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures through the end of fiscal 2000.

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